Value Creation for Shurgard Investors:
Premium Price Today and a Better Company
Tomorrow

September 2005

Filed by Public Storage, Inc.

Pursuant to Rule 165 and Rule 425(a) under the

United States Securities Act of 1933, as amended

Subject Company: Shurgard Storage Centers, Inc.

Commission File No. 001-11455

Date: September 8, 2005

The following materials were posted on the Public Storage website on September 8, 2005.

Forward Looking Statements

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this presentation. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no guarantee that any transaction between Public
Storage and Shurgard will occur. In addition to the risks and uncertainties of ordinary business operations, the forward-
looking statements of Public Storage contained in this presentation are also subject to the following risks and uncertainties:
Public Storage's ability to successfully integrate the operations of Shurgard and assumptions with respect to the benefits to be realized from a potential transaction with Shurgard, future revenues of Shurgard and Public Storage, the expected performance of Shurgard and Public Storage and the expected cash flows of Shurgard and Public Storage. For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Additional Information and Non-GAAP Financial Measures

Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to:
Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Chief Legal Officer.

Except as otherwise stated, the information concerning Shurgard assets, financial results, dividend history and historical performance, contained in this slide presentation has been taken from or is based upon reports and other documents filed by
Shurgard with the SEC or otherwise publicly available.  Public Storage takes no responsibility for the accuracy or completeness of the information contained in any such reports and other documents or for any failure by Shurgard to disclose events that may have occurred and may affect the significance or accuracy of any such information contained in such reports and other documents but that are unknown to Public Storage.

This presentation also contains information concerning FFO, a supplemental non-GAAP financial measure generally defined as net income before depreciation and does not include gains or losses on the disposition of real estate assets. FFO does not include our scheduled principal payments on debt, capital improvements, distributions or our other obligations.  Since other REITs may not compute FFO in the same manner, FFO may not be comparable among REITs.  FFO is presented because our management and many analysts consider FFO to be one measure of the performance of real estate companies.  We believe it is helpful to investors as an additional measure of performance of a REIT.

I.       Terms of Our Proposal and Transaction Rationale

Terms of Our Proposal and Transaction Rationale            1

Our Proposal Offers Full and Fair Value for SHU
Shareholders

PSA is paying a substantial premium to all financial metrics at a proposed .80 shares of PSA common for each SHU common share

14% premium to undisturbed stock price1

27.1x 2005E FFO Multiple2 and a 20.7x 2006 Multiple2

PSA is paying a substantial premium to all real estate metrics

5.7%-6.4% NOI cap rate (analyst estimates)3

8% premium to analyst average NAV4

$120 implied value per square foot5

Although SHU’s European operations have not achieved parity with the US, PSA’s pricing assumes SHU achieves its
“Best Case” business plan.  This value represents a historically low cap rate and high per square foot valuation and assumes as yet unrealized occupancy levels and operating margins

Transaction is 12.5% accretive to SHU’s 2006 FFO, assuming no synergies

SHU shareholders benefit from participation in synergies

SHU shareholders will receive shares in an entity with greater growth prospects, dividend sustainability and financial flexibility

Structured as a taxable transaction

Step up in basis enhances free cash flow retention and benefits all shareholders

Likely not an issue for institutional shareholders6

1As of 29-Jul-2005.

2Based on IBES median estimate of $1.97 for 2005 and $2.58 for 2006 as of 30-Aug-2005 and a price of $53.40.

3Per Morgan Stanley Research (2-Aug-2005) – cap rate of 5.7%, and JP Morgan (2-Aug-2005) – cap rate of high 5% to 6% on in-place NOI and 5.7% to
6.4% on 12 month forward NOI with lease-up.

4Analyst average NAV prior to deal announcement: Banc of America Research (1-Jul-2005: $50), Green Street (5-Jul-2005: $46.25), and Citigroup (30-
Jun-2005: $51.97).

5Total value calculated as equity value at offer price of $53.40 + liabilities per 30-Jun-2005 balance sheet (excluding minority interest share of debt) –
non-operating real estate assets.  Per square foot valuation based on SHU applicable rentable square feet of 36.2mm (after adjustments for non-wholly owned properties).

6SHU shareholders should consult their tax advisors.

Terms of Our Proposal and Transaction Rationale            2

Multiple Sources of Synergies

G&A

PSA: 2.3% of revenues vs. SHU 7.5% of revenues1

Redundancies in combined company’s back office and executive infrastructure can be eliminated

SOX compliance costs can be substantially reduced

Operating Costs

Opportunity to increase operating margins

Domestic Same Store NOI margin: PSA 65.8% vs. SHU 59.4%2

Significant number of “same markets”

Economies of scale in media expenditures

Reduce duplicate expenses for Yellow Pages, management information systems, supervisory personnel, property insurance, and call centers

Revenue

Opportunity to drive higher asset utilization and rental rates on assets

Occupancy: PSA 91% vs. SHU 85%3

Revenue per average square foot, or RevPAF: PSA – $10.39 vs. SHU – $10.123

National media and promotional programs

Same dollars for TV spending in key markets, irrespective of the number of properties

Ancillary businesses can be expanded

Unlike most REIT mergers, substantial operating synergies exist here

1 Refers to consolidated (US and Europe) 1H 2005 G&A / total revenues.  Based on PSA total revenues of $497.9mm and G&A of $11.3mm, and SHU revenues + interest and other income of $235.8mm and $17.6mm of G&A (excluding restructuring and exit costs of $1.3mm).  Note that SHU “interest and other income” added to be on parity with as-reported PSA total revenues, which include “interest and other income” category.

2 Refers to domestic same store 1H 2005 NOI / total revenues.  Based on PSA same store total revenues of $401.2mm and NOI (before depreciation)
of $264.1mm; and SHU domestic same store revenues of $160.7mm and NOI (after leasehold and indirect) of $95.5mm.

3 Occupancy and RevPAF figures are for US same store or equivalent for six months 2005.  RevPAF is defined as “Revenue per available square foot”
and is equal to the product of occupancy and realized rent per square foot.

Terms of Our Proposal and Transaction Rationale            3

PSA’s Management Team Is Better Positioned Than SHU’s
to Extract Value from SHU’s Assets

PSA provides a platform to create a global enterprise with unique strength and scale

PSA is uniquely positioned to drive additional value from SHU’s properties

Savings from G&A reduction, occupancy increases and operating margin improvements

PSA has the financial strength to acquire SHU and maintain a strong and flexible financial profile and access to capital

Better expected credit rating

Post-merger fixed charge coverage, assuming no synergies, approximately 3.0x

PSA has the ability to quickly integrate the portfolios

Significant number of same markets (Chicago, Dallas, Los Angeles, San Francisco, and
Seattle)

Sound financial systems which are scalable

Quick integration into operating platform and media programs

PSA has recently been added to the S&P 500, providing increased liquidity for owners

Enhanced opportunities for the best people

PSA has a long track record of creating shareholder value

Terms of Our Proposal and Transaction Rationale            4

II.        SHU Shareholders Get a Premium Price Today and Will
Own a Better Company Tomorrow

SHU Shareholders Get a Premium Price Today and Will Own a Better Company Tomorrow        5

Transaction Provides Full Value by All Relevant Metrics

Significantly FFO accretive to SHU shareholders

No cost reductions assumed

PSA needs to realize $20 million in synergies to be FFO neutral

With the first $20 million of synergies, SHU shareholders receive an additional $0.10 per share (+3.7%) in
FFO accretion

Substantial premium to all real estate metrics

5.7%-6.4% NOI cap rate (analyst estimates), assuming full stabilization3

$120 per square foot valuation4

22.9% of the market cap of the Company will be owned by SHU shareholders while contributing only 17.6%
of 2005E FFO and 20.4% of 2006E FFO 5

12.5%

(3.2)%

Accretion

$2.90

$3.63

$2.58

$3.75

2006

SHU2

PSA

SHU

PSA

Year

Pro Forma to Reflect Merger

(No Synergies & 0.8x Exchange Ratio)

IBES Median FFO Estimate1

Source:  Estimates per IBES median.  Assumes undisturbed prices on 29-Jul-2005.

1 As of 30-Aug-2005.

2 SHU pro forma FFO / share assumes 0.8x ratio to PSA pro forma FFO / share.  Excludes impact of transaction costs.

3 Per Morgan Stanley Research (2-Aug-2005) – cap rate of 5.7%, and JP Morgan (2-Aug-2005) – cap rate of high 5% to 6% on in-place NOI and 5.7%
to 6.4% on 12 month forward NOI with lease-up.

4 Total value calculated as equity value at offer price of $53.40 + liabilities per 30-Jun-2005 balance sheet (excluding minority interest share of debt) –
non-operating real estate assets.  Per square foot valuation based on SHU applicable rentable square feet of 36.2mm (after adjustments for non-
wholly owned properties).

5 Based on IBES median estimates as of 30-Aug-2005 for PSA ($3.43 for 2005, $3.75 for 2006) and SHU ($1.97 for 2005, $2.58 for 2006).  Market cap
assumes undisturbed price for PSA on 29-Jul-2005 of $66.75 and diluted shares of 129.2mm (including restricted stock and convertible partnership units, less shares eliminated upon consolidation) and an offer price of $53.40 for SHU and diluted shares of 48.0mm at offer price (including unvested common stock).  Excludes impact of transaction costs and any potential synergies.

SHU Shareholders Get a Premium Price Today and Will Own a Better Company Tomorrow        6

PSA Has Offered Full and Fair Value
Through Undisturbed Prices on July 29, 2005

Source:  FactSet

1 Analyst average NAV prior to deal announcement: Banc of America Research (1-Jul-05: $50), Green Street (5-Jul-05: $46.25), and Citigroup (30-
Jun-05: $51.97).

SHU Shareholders Get a Premium Price Today and Will Own a Better Company Tomorrow        7

SHU Shareholders Will Own a Better Company

29.3%8

6.0%8

Management & Director Ownership

2,103 facilities with 131mm sq. feet in 38
states and 7 European countries7

643 facilities with 40.5mm sq. feet in 21
states and 7 European countries

Operations Footprint (30-Jun-2005)7

Yes

No

SOX Compliant

Highly Regarded Management Team

With Incentives Aligned with Shareholders

In Transition

Management Team

55.1%6

113.7%6

FFO Dividend Payout Ratio

29.15

44.9%

Debt + Pref. / Ent. Value

12.4%5

41.8%

Debt / Ent. Value

Enhanced Access to Capital

Highly Levered

Liquidity & Financial Capacity

S&P 500

S&P 1000

Equity Indices

A- / Baa14

BBB- / Baa3

Credit Rating

$1,358.0mm

$430.0mm

2004 Revenues3

$15,877.9mm

$4,329.3mm

Enterprise Value2,3

Pro Forma Company1

SHU Today

1 Assuming no prepayment of debt.

2 SHU current enterprise value based on undisturbed price on 29-Jul-2005.  Pro forma enterprise value based on PSA undisturbed price on 29-Jul-2005 and 0.8x exchange offer for SHU shares (including unvested common stock and dilution for options).

3 Refers to consolidated (US and Europe) total revenues.  PSA total revenues included in pro forma company are as-reported and include “interest and other income”
category.  SHU figure adds “interest and other income” to be on parity with PSA.

4 Pro forma company credit rating assumes PSA maintains its current credit rating.  PSA current Moody’s corporate rating assumed one-notch above preferred stock rating.

5 Based on PSA and SHU debt, preferred and cash balances as of 30-Jun-2005, with PSA cash and preferred adjusted for 16-Aug-2005 preferred stock issuance.  PSA and SHU minority interest figures are “market” minority interest figures.  PSA minority interest of $512.6mm calculated as balance sheet value of preferred partnership units and consolidated joint venture + amount paid to buyout partner in August 2005 + value of other minority interests (6% cap rate on other minority interests in income
+ depreciation, per 10Q 30-Jun-2005 MD&A).  SHU minority interest of $183.3mm calculated as the net of minority holders share of debt (per SHU 2Q 2005 press release, Table 17), and minority share of real estate value.  Minority share of real estate value calculated by taking a 6% cap rate on annualized minority share of 1H
2005 NOI for same store categories, and minority share of gross book value (as disclosed in SHU 2Q 2005 press release, Table 17) for new store properties.

6 Based on SHU 2005 dividends per common share of $2.24 and IBES median 2005E FFO estimate of $1.97.  Pro forma company assumes PSA dividend of $2.00 per share (effective 3Q 2005) and pro forma 2006E FFO of $3.63, which assumes no synergies or transaction costs.

7 For SHU, includes fee managed properties and figures are per 10Q 30-Jun-2005.  For PSA included in pro forma company, includes all operations (including containerized storage) per 10Q 30-Jun-2005.  Number of states in pro forma company based on number of states for PSA and SHU as of 31-Dec-2004.

8 Based on “beneficial ownership.”  Calculation based on PSA management and directors’ (including Hughes family) shares and shares under options of 46.8mm and
SHU management and directors’ shares and shares under option of 2.9mm, SHU diluted shares of 47.8mm at undisturbed price (including unvested common stock) and pro forma diluted shares of 167.6mm (including PSA restricted stock and convertible partnership units but excluding shares eliminated upon consolidation, and SHU unvested common stock).

SHU Shareholders Get a Premium Price Today and Will Own a Better Company Tomorrow        8

III.     Comparative Performance

Comparative Performance                              9

PSA’s Return to Its Investors Has Been Consistently
Better Over the Short and Long-term

Growth in Total Shareholder Return1

(through undisturbed price on 29-Jul-2005)

Source:  FactSet.

1Note that total shareholder return includes share price appreciation and assumes reinvestment of dividends at closing price on ex-dividend date.

Comparative Performance                           10

PSA's Operating Performance Has Consistently Exceeded
SHU's Over Both the Short And Long-Term

Growth in FFO per Share

Source:  SHU and PSA press releases and filings

Note:  All FFO figures are as reported in earnings press releases or filings unless otherwise noted.  PSA figures reflect EITF adjustments for 2001 onwards only, as EITF adjustments not required until 2003 when years prior to 2001 were outside of reporting period.

12005E FFO / share based on IBES median estimates as of 30-Aug-2005 of $3.43 for PSA and $1.97 for SHU.

2SHU restated its 2002 and 2001 earnings in 2003 (announced 16-May-2003).  Dashed-line bar reflects growth versus 2002 restated figure of $2.27 and solid-line bar reflects growth versus 2002 non-restated figure of $2.96.

310-year underlying FFO / share figure for SHU is $2.22 (1995) per SHU press release dated 31-Jan-1996.  PSA 1995 FFO / share is $1.73 (1995)  per
PSA 1995 Annual Report.

Comparative Performance                           11

PSA Has Consistently Paid A Stable Dividend Relative to
Its Earnings While SHU Has Not

SHU borrows to pay its dividend;
PSA’s dividend growth is higher and sustainable

Source:  SHU and PSA press releases and filings

Note:  All FFO figures are as reported in earnings press releases or filings unless otherwise noted.  PSA figures reflect EITF adjustments for 2001 onwards only, as EITF adjustments not required until 2003 when years prior to 2001 were outside of reporting period.

1SHU restated its 2002 and 2001 earnings in 2003 (announced 16-May-2003).  Data shown in chart does not reflect restated FFO / share figures.

22005 FFO figures are IBES median estimates as of 30-Aug-2005.

32005 dividends reflect full year new PSA dividend of $0.50 per quarter (per press release dated 5-Aug-2005, effective 3Q 2005) and SHU dividend of
$0.56 per quarter (declared for 1st and 2 nd quarter 2005 on 6-May-2005 and 11-Aug-2005, respectively, via press release).

Comparative Performance                           12

PSA’s Mature Portfolio Delivers Substantially Higher
Growth than SHU’s

1.8%

               $ 41,040

               $ 41,786

NOI After Indirect

32.3%

                     2,707

                     3,582

Allocated Indirect Expense2

3.7%

               $ 43,747

               $ 45,368

NOI Before Indirect

          -3

                       87%

                       87%

Occupancy

4.6%

               $ 64,552

               $ 67,537

Revenue

SHU – Domestic Same Store (57.5% of
Portfolio)1

6.7%

            $ 127,301

            $ 135,838

NOI before Depreciation

0.6 pts

                    91.5%

                    92.1%

Occupancy

4.7%

            $ 194,023

            $ 203,231

Revenue

PSA – Same Store (83.9% Of Portfolio)1

Growth

Q2 2004

Q2 2005

Source:  PSA data per 10Q 30-Jun-2005 and SHU data per 10Q 30-Jun-2005 and 2Q 2005 earnings press release

1Based on portion of total net rentable square feet (does not adjust for minority owned interests); PSA of 88,058 thousand sq. feet per 10Q 30-Jun-2005 and SHU of 40,497 thousand sq. feet per 2Q 2005 earnings press release.  PSA Same Store category defined as stores open since January 1, 2003.
SHU Domestic Same Store as reported includes stores operating since January 1 of the prior year as well as any developed properties in operation for at 2 full years.  SHU Domestic Same Store as shown here is only for stores opened in 2003 or prior to be on parity with PSA.

2Indirect expense for total domestic store allocation to properties opened in 2003 or prior based on percentage of total domestic store sales in each quarter.

3Note SHU does not disclose occupancy figures with decimal places so actual improvement less than 1pt can not be determined.

2Q Domestic Same Store NOI Growth (2003 & Older)

Comparative Performance                           13

SHU Has Consistently Missed Its Own Earnings Guidance

?

?

?

9-Aug-05

$1.90 - $1.95

29-Mar-05

$2.25 - $2.40

2005E

$(0.08)

$(0.21)

$ 2.07

10-Nov-04

$2.13 - $2.16

12-Jul-04

$2.20 - $2.35

2004

$(0.43)

$(0.67)

$ 2.15

10-Nov-03

$2.55 - $2.603

7-Feb-03

$2.75 - $2.88

2003

$(0.03)

$(0.17)

$ 2.962

4-Nov-02

$2.97 - $3.01

8-Feb-02

$3.10 - $3.15

2002

$(0.29)

$(0.29)

$ 2.662

7-Aug-01

$2.93 - $2.97

9-Feb-01

$2.93 - $2.97

2001

vs. Last
Guidance

vs. Initial

Guidance

Actual

(As Reported)

Last Revised

SHU Guidance & Date

Initial

SHU Guidance & Date

Actual1

Evolution of SHU FFO Guidance Over Time

Source:  SHU press releases

1 Deltas are calculated versus the midpoint of guidance range.

2 SHU restated its 2002 and 2001 earnings in 2003 (announced 16-May-2003).  Data shown in chart reflects as reported FFO / share figures.

3 FY 2003 last revised guidance represents actual 9 months 30-Sep-2003 FFO per share of $1.95 plus range of 4th quarter guidance of $0.60 to $0.65 per share.

Comparative Performance                           14

PSA Has a Consistently Better Track Record

Net Buyer of Stock

since Jan. 2000

Net Issuer of Stock

since Jan. 2000

Common Stock

Issuance / Repurchase3

Paid Entirely from Cash Flow

5 year growth rate of 6%

Paid Partially from Borrowings

5 year growth rate of 2%

Dividend

2.3% of 1H 2005 revenues

or $22.5mm per year2

7.5% of 1H 2005 revenues

or $35.2mm per year2

G&A Costs

One of Highest Rated REITs

(A- / Baa1)1

Downgraded in February 2005 (Moody’s)

(BBB- / Baa3)

Credit Ratings

Yes

No

“Trying” to complete 2004 (still pending)

SOX Compliance

None

Restated 2001-2002 on 16-May-2003

Restated 1Q-3Q 2004 on 9-May-2005

Earnings Restatements

PSA

SHU

Source:  SHU and PSA press releases, filings and free press

1PSA current Moody’s rating assumed one-notch upgrade from preferred stock rating of Baa2 to senior implied / issuer.

2Refers to consolidated (US and Europe) 1H 2005 G&A / total revenues.  Based on PSA total revenues of $497.9mm and G&A of $11.3mm, and SHU revenues + interest and other income of $235.8mm and $17.6mm of G&A (excluding restructuring and exit costs of $1.3mm).  Note that SHU “interest and other income” added to be on parity with as-reported PSA total revenues, which include “interest and other income” category.

3Excludes shares issued in connection with stock-based compensation or conversions of PSA Class B common stock.

Comparative Performance                           15

IV.    Conclusion

Conclusion                 16

Previous PSA Offers
All Prices Relative to Undisturbed Price on 29-Jul-2005

PSA discussed a stock-for-stock combination with SHU of 1.2 PSA shares for every 1.0 SHU share

SHU declined the offer

Since that time PSA has delivered a 391% total return to its shareholders versus SHU’s 246% return 1

1.2 shares of PSA then at $24.60 is worth $80.10 today (excl. dividends)

PSA acquired 6.4% stake in SHU and tried to initiate friendly discussions but was told “Company is not for sale”

Since that time PSA has delivered a 299% total return to its shareholders versus SHU’s 181% return2

PSA tried to initiate friendly discussion but was told “Company is not for sale”

PSA offers SHU 0.8 shares of PSA for each share of SHU

1996:

2000:

2005:

Don’t let SHU make the same mistake again

1Total return includes dividend reinvestment, is relative to undisturbed date of 29-Jul-2005, and assumes offer price data of mid-year 1996 (July 1) for illustrative purposes only.

2Total return includes dividend reinvestment, is relative to undisturbed date of 29-Jul-2005, and assumes offer date of 3-Mar-2000 (end of period during which PSA acquired 1.86mm shares in SHU (a 6.4% stake) between 22-Feb-2000 and 2-Mar-2000 for total purchase price of $44.5mm (per PSA 13 D dated 3-Mar-2000)).

Conclusion                 17

SHU Has Consistently Over-Promised & Underperformed

In order for SHU to meet its “outlined plan”, the company must execute flawlessly

Must decrease G&A from 7.5% of revenues (1H 2005) to 4.0% of revenues

Must decrease Europe indirect expense from 16.5% of revenues (1H 2005) to 6.0% of revenues1

Must achieve significant improvements in margins

Must obtain substantial occupancy improvements in Europe

Will not be achieved until 2008

Unfortunately for SHU shareholders, over the last five years, SHU has not executed:

Missed earnings guidance every year

Restated earnings twice

Seen their FFO per share decline 23.6% ($2.58 in 2000 to $1.97 in 2005E)2

Materially weakened their financial flexibility with greater leverage and a dividend that can not be covered by cash flow

Been unable to comply with Sarbanes Oxley, despite expected 2005 expenses of over $10 million

Failed to achieve Vision 2003 plan3

Do you believe that SHU will NOW deliver on its promises?

1 Based on Europe (Same Store and New Store) revenues of $61.3 and indirect expense of $10.2mm, per 10Q 30-Jun-2005.

2 Per SHU press release for 2000 and IBES median estimate for 2005E as of 30-Aug-2005.

3 Vision 2003 was a bonus plan approved by SHU’s board in 1999 that would have given employees a special $50mm bonus if SHU achieved $5.00
FFO per share by 2003.  1999 FFO per share was $2.70, and would have implied an 85.2% improvement to Vision 2003 FFO of $5.00.  Actual 2003
FFO per share was $2.15, a decline of 20.4% versus 1999 FFO per share.

Conclusion                 18

The Time is Now…

PSA is actively pursuing a negotiated transaction

SHU refuses to negotiate or enter into any discussions

This transaction provides both short-term and long-term benefits to SHU shareholders

This is a full and fair offer which is a “win-win” for all shareholders

A negotiated transaction can likely be completed quickly and avoids significant costs to SHU shareholders associated with a proxy contest and litigation

As a SHU owner, tell your Board to support our premium offer

Conclusion                 19